TurboPass Corporation

Software | Technology | Fin Tech | Automotive | B2B

Paperless and instant way to verify income when buying a car

NOSTIPS.COM AUSTIN



TurboPass
TURBO Charging TRANSACTIONS



I've been in the automotive finance industry for the last 33 years. I grew up in the business and I know the risk, pain, and hassle of providing personal papers to auto dealers in order to receive firm credit offers. We care because TIME is our most important resource.

Michael Jarman Co-Founder/CEO @ TurboPass Corporation

Why you may want to support us...

1. Scalable Saas platform for buyers, sellers, and creditors.
2. Eliminates paper and fraud for parties to a credit transaction.
3. Two patents pending (1 utility, 1 process) for "User-authorized distribution of trusted source data."
4. CoFounders have SKIN IN THE GAME, having Bootstrapped for almost 3 years!
5. Users include #1 Independent Auto Lender in the USA, Westlake Financial (with over 14,000 dealers).
6. #1 Toyota Dealer South Texas as an early customer!
7. Reduces payment delays for buyers/sellers/creditors.
8. Testing application across medical, M&A, commercial credit and investor due diligence verticals.

Why investors ❤ us

WE'VE RAISED $217,109 SINCE OUR FOUNDING



I think you have a very good understanding of your niche of the market! All the best for all of us.

Jerome Baladad



From: stopmassmedia.com - cheers

Ian Trottier

living in a Beach

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Michael Jarman

Co-Founder/CEO

Besides my family, I'm proudest of the contributions I've made to enterprises from early traction to ultimate success. Along with great partners, I've helped build great solutions and experiences that materially improved the lives of others.



Kenneth Jarman

Co-Founder/COO

Between having 4 boys with my wife Amanda, I CoFounded and operated Sierra Motors & Sierra Acceptance in San Antonio, Texas for 10 years. Prior to Sierra, I held leadership positions for Group1Automotive, Mercury & Reliance Acceptance Corporation.



Jude Samson

Board Member/CTO

In my family and professional life, creating an environment where people grow together is my greatest accomplishment. I specialize in developing business models, process design & networks focused on unleashing human potential.



Joshua Dockery

Director of Product Development

(Besides TurboPass) I'm most proud of stabilizing the early product at PHAROS through scale and profitability, My favorite early creation was my College Robotic Tank built with predictive targeting, planning, and advanced mapping capabilities.



Zahid Kassem

EVP - Business Development

In a 27 year career, I led Enterprise Fraud & Dealer Risk Strategy at Santander, Ally, and NetSpend. I'm a proud family man and serve on the Boards @ The Aga Khan Council and the National Safety and Security portfolio.



Andrew Polito

Fractional - Chief Financial Officer

As a CoFounder of Proximity Learning, I led the company from idea to a successful exit in 2019. My young family keeps me busy while serving as the Fractional CFO for TurboPass and other Austin startups in my role as the Founder @ The Ronin Society.

in

In the news



AFN Announces DEMOvation Participants

Auto Finance News has selected seven startup companies to compete in the third annual DEMOvation Challenge, a showcase of new technology. The event, sponsored by Market Scan, takes place at the Auto Finance

September 20, 2019 @ autofinancenews.net



Nervous Auto Lenders Pressure Dealers to Tighten Up Verifications | DCG News

"I want to put you in this car today. How much do you make?" The days are disappearing when a credit application can start with that conversation. Regulators and law enforcement are clamping down on

September 13, 2019 @ news.davecantingroup.com



PODCAST: TurboPass' mission to mitigate risk connected with income verification

FORT WORTH, Texas - Validating a customer's income and other financial information is one of the most important parts of underwriting. Start-up company TurboPass, which is powered by FormFree, says its

August 15, 2018 @ autoremarketing.com



Auto Dealers Stack Deck Against Subprime Woes!

Subprime auto loans have been in the headlines over the past couple of years with concern that we are headed into another credit crisis abyss. Rising defaults and delinquency rates are cited as predictors of that

August 7, 2018 @ cbtnews.com

Downloads

TurboPassWefunderDeck v1.pdf

The Story of TurboPass

Product Video


Text: TURBO
To: 59262
2:52
WISTIA

Problem

It takes a long time for car dealers to receive proof of income from customers. More importantly, this proof of income is often fake.

This proof of income comes in the form of paper-based pay stubs and bank statements.

Every year, there's a 4.5 billion problem with income fraud in the automotive sector.

Solution

We help car dealers verify and get proof of income from their customers fast. By doing this, dealers can sell more cars.

Faster and more secure way to gather sensitive docs without paper.

Traction

Suddenly, Westlake Financial (with over 14,000 dealerships) started referring dealerships from around the country to TurboPass to help them streamline their verifications of income and employment. This success with Westlake has us on the verge of testing the platform with 3 out of the top 5 auto lenders in the USA.We learned a lot from our first dealer users! We learned about how the TurboPass process was helping our dealers SELL MORE CARS. We also learned how we were helping people qualify for better financing terms.

TESTIMONIAL VIDEO HERE


Floyd Rucks
Finance Director
Peltier Chevrolet
Tyler, Texas USA
PELTIER
CHEVROLET
0:11 / 2:47

Floyd Rucks Peltier Chevy Testimonial for TurboPass

How We Make Money

TurboPass has subscriber levels based on report "pulls". Dealers can subscribe for a trial period then choose a plan based on a "per use" basis. For example: "lane 3 Pricing = $297/mo and includes 35 reports. TurboPass' data costs are reduced as more subscribers come onto the platform but our Gross margins are significant and improve over time as we execute the sales and subscriber growth plan.

How it Works

1. Seller places an order and invites buyer from TurboPass web portal/dashboard .

2. The customer gets a text/email with a link. Customer Chooses their Financial institution (and up to 5 accounts to share), customer authenticates, the system verifies account(s).

3. Seller receives PDF of applicant's TurboPass report in their dashboard for viewing.

4. Seller shares the report (TurboPass) Code with Creditors who accept TurboPass

5. Creditor clears "Stips" and issues Final approval/funding transaction to Seller.

Press

In Mid-2019 TurboPass was chosen as a Finalist in the Auto Finance News "DemoVation" contest, and our CEO, Michael Jarman, participated in the DEMO Pitch Competition in San Diego, California.

The audience was made up of the largest auto lenders in the world like Ford Credit, ALLY, CapitalOne Auto Finance, Santander/Chrysler Capital, Wells Fargo Dealer Services, Westlake Financial and others.


TurboPass®
AUTO FINANCE
SUMMIT

TurboPass selected as a Finalist in the Auto Finance News "DemoVation" contest.

Michael was also asked to speak to the NAF (National Auto Finance Association) Conference during their "Fraud Friday" sessions. Michael shared how modern digital validation and unique data-distribution technology can virtually eliminate fraud (and speed up the process for everyone) in the auto finance industry.



Michael Jarman speaking at the National Auto Finance Association "Fraud Friday" Panel

Investor Q&A

− COLLAPSE ALL

What does your company do?

TurboPass digitally transforms the validation of income, employment, and identity, for buyers, sellers and creditors.

Where will your company be in 5 years?

We hope (but cannot guarantee) to be a $100mm Revenue company with strong returns for investors as we deliver more equitable credit opportunities for Americans.

Why did you choose this idea?

I've been in the automotive finance industry for the last 33 years. I grew up in the business and I know the risk, pain, and hassle of providing personal papers to auto dealers in order to receive firm credit offers. We care because TIME is our most important resource.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The US Auto Industry has a $6B annual problem with automotive finance fraud, particularly affecting borrowers with limited or challenged credit.

Consumers, Sellers, and Banks, are harmed by unscrupulous (bad actors) in the industry and a new regulatory landscape is forcing dealerships to modernize their credit processing practices.

What is your proudest accomplishment?

Our company has solved an age-old problem for buyers, dealers and lenders.

By focusing on solving problems at the point of sale/credit, we are opening up space for TRUST to be restored to downstream stakeholders of the credit sale transaction.

How far along are you? What's your biggest obstacle?

Lender Acceptance leads to Dealership Adoption.
We are now accepted by the largest independent auto lender in the USA, Westlake Financial and are beginning a pilot with the #1 Auto Lender in the USA.

Upon successful pilots (we are discussing with 2 other Top 3 auto lenders), we will have an open roadmap to sign all 18,000 franchise dealers and over 50,000 independent (auto) dealerships in the USA. Not to mention the thousands of RV, Boat and Motorsport sellers in North America.

Lender acceptance gives us a "hunting license" and as the lenders begin to engage further, we believe they will also become customers as they see the benefits of clearing income and employment verification, using the (low IT cost) TurboPass platform.

Who are your competitors? Who is the biggest threat?

Equifax (The Work Number)
Finicity (with Experian Boost)

What do you understand that your competitors don't?

We believe consumers will share their data (contextually) to receive credit offers that benefit them.

Systems like Experian Boost are looking to keep an open harvesting pipe to personal data and constantly share (good or bad) information to the credit bureaus.
Equifax's (WorkNumber) product is a static database with a < 30% "hit" rate of US Employers.

With a 90% completion rate, TurboPass allows a buyer/borrower to share their information at the appropriate time for credit evaluation.

TurboPass then (shares with the parties relevant to the sale), closing the order upon completion of the transaction, never storing personal information.

How will you make money?

Our subscriber base is currently sellers (auto/RV dealers). However, we are offering a consumer-based TurboPass (Kinda like a Disney FastPass) to be used by car buyers as a "Pre-shopping" tool. All they'll share when they arrive at a dealership is their unique TurboPass "code", and will not have to provide any further personal papers or sensitive documents in their sales finance process. The dealer can then share the unique "token" with downstream partners and lenders who also accept TurboPass.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

As with most startups, capital risk (lack of capital over a 3-year time horizon), is our biggest risk.

However, the landscape is target-rich for pivots (within the credit sale market, RVs, Motorsports etc). PLUS other vertical markets like the medical industry.

As Medicare and the Insurance industry move toward outcome-based medicine and "means testing" the American medical system faces challenges measuring patients' ability to pay for services like elective procedures, out of pocket expenses, and qualification for subsidies and/or free/discounted Rx medications.

We are exploring some early tests with specialty doctor group/hospital groups to explore TurboPass Medical space opportunities.

What do you need the most help with?

Capital, Lender acceptance, and wider dealer adoption.
Outbound salesperson, 1-2 inside sales associates.

What would you do with the money you raise?

Marketing and Sales $550,000
Product Development $400,000
Team Building $550,000
Total $1,500,000

First $50,000 Hire Outbound Sales Associate
Next $50,000 Beef Up Product Feature set
Next $50,000 Secure Inbound Sales Associate
Next $50,000 Deploy Front End / Marketing Plan
Next $50,000 Secure Tradeshow 12 mo. Schedule

Financials

TurboPass Corporation has financial statements ending December 31 2019. Our cash in hand is $1,254, as of December 2019. Over the three months prior, revenues averaged $1,656/month, cost of goods sold has averaged $667/month, and operational expenses have averaged $23,461/month.

At a Glance

January 1 to December 31

$47,765 +179%
Revenue

-$220,508
Net Loss

$44,599 +307%
Short Term Debt

$137,500
Raised in 2019

$1,254
Cash on Hand

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

TurboPass digitally transforms the validation of income, employment, and identity, for buyers, sellers, and creditors.

We hope (but cannot guarantee) to be a $100mm Revenue company with strong returns for investors as we deliver more equitable credit opportunities for Americans.

Milestones

TurboPass Corporation was incorporated in the State of Delaware in June 2018.

Since then, we have:

- Scalable Saas platform for buyers, sellers, and creditors.

- Eliminates paper and fraud for parties to a credit transaction.
- Two patents pending (1 utility, 1 process) for "User-authorized distribution of trusted source data."
- CoFounders have SKIN IN THE GAME, having Bootstrapped for almost 3 years!
- Users include #1 Independent Auto Lender in the USA, Westlake Financial (with over 14,000 dealers).
- #1 Toyota Dealer South Texas as an early customer!
- Reduces payment delays for buyers/sellers/creditors.

Historical Results of Operations

Our company was organized in June 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $ $47,765.29 compared to the year ended December 31, 2018, when the Company had revenues of $17,100. Our gross margin was 31% in the fiscal year 2019, compared to 0.58% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $1,871, including $1,254 in cash.
- *Net Loss.* The Company had net losses of $220,508 for the fiscal years ended December 31, 2019.
- *Liabilities.* The Company's liabilities totaled $270,217 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company.

The Company is engaged in RegD fundraising to meet capital needs. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

TurboPass Corporation's cash in hand is $1,254 as of December 31, 2019. Over the last three months of 2019, revenues have averaged $1,656/month, cost of goods sold has averaged $667/month, and operational expenses have averaged $23,461/month, for an average burn rate of $22,471 per month.

With the implementation of the Westlake JV and other sales and revenue activities, Our intent remains to be profitable in 9-14 months.

A note from Wefunder. Unlike companies on the NASDAQ, early-stage startups have little operating history. Financial analysis is not as useful when there is limited data. It's more important to predict the size of the future market. If the founder achieves their vision, will enough customers pay the company enough money?

It's also common for fast-growing startups to lose money even faster: they are investing in future growth. In these cases, it's often better to check if the Cost of User Acquisition (CAC) is lower than the Lifetime Value (LTV) of that customer. If one spends $1000 today to make $10,000 over the next five years, that may be a smart bet. Amazon is a famous example of re-investing potential profits to maximize growth over 20 years.

Net Margin:
-462%

Gross Margin:
31%

Return on Assets:
-17,584%

Earnings per Share:
-$0.03

Revenue per Employee:
$23,883

Cash to Assets:
100%

Revenue to Receivables:
7,729%

Debt Ratio:
21,548%

TurboPass.MJ.SignedAttestation.of.2019Financials.pdf

TurboPass Balance Sheet 2019.pdf

TurboPass P and L 2019.pdf

TurboPass Financial Statements- Reviewed.pdf

Risks

1. Material changes in State and Federal Regulations like the Fair Credit Reporting Act, TILA, and State Retail Installment Acts could materially affect our ability to grow the business.

2. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

3. Our future success depends on the efforts of our management team to attract sufficient long-term capital to grow and sustain business operations.

4. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

5. We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

6. We operate in competitive markets and our future success will be largely dependent on our ability to provide quality products and services at competitive prices. Our market is intensely competitive and sensitive to national and regional economic conditions. Demand for the products that we distribute may be adversely affected by consumer spending, which may be adversely impacted by economic conditions such as consumer confidence in future economic and business conditions, interest and tax rates, employment levels, salary and wage levels and weather patterns affecting food production. Our competitors may be better capitalized than we are and thus better able to respond to that volitility.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Kenneth Jarman	CoFounder/COO @ TurboPass Corporation	2018
Michael Jarman	CoFounder/CEO @ TurboPass Corporation	2018
Jude Samson	CTO Board Member @ Samson Advisory	2018

Officers

OFFICER	TITLE	JOINED
Kenneth Jarman	CFO Treasurer Secretary	2018
Michael Jarman	President	2018

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Kenneth Jarman	4,000,000 Common Stock	50.0%
Michael Jarman	4,000,000 Common Stock	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY
02/2020	$79,609	Convertible Note
09/2019	$137,500	SAFE

Outstanding Debts

None.

Related Party Transactions

None.

Use of Funds

$50,000	40%: Customer acquisition mostly through paid ads targeting automotive, boat, and motorsport dealerships, banks, and finance companies. 40%: Product development through increasing tech stack and outsourced engineering. 12.5%: Legal and administrative costs. 7.5% Wefunder intermediary fee.
$1,070,000	35%: 2-3 sales and marketing hires. 25%: Customer acquisition through paid ads and attending 12-15 trade shows. 25%: Product development through full-time engineering hires in addition to increasing our tech stack. 7.5%: Legal and administrative fees. 7.5% Wefunder intermediary fees.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	10,000,000	8,000,000	Yes

Form C Filing on EDGAR

The Securities and Exchange Commission hosts the **official Form C** on their EDGAR web site.